MATERIAL CHANGE REPORT
FORM 51-102F3
Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations
ITEM 1: REPORTING ISSUER
Fronteer Development Group Inc.
1055 West Hastings Street, Suite 1650
Vancouver, British Columbia V6E 2E9
ITEM 2: DATE OF MATERIAL CHANGE
April 21, 2009
ITEM 3: NEWS RELEASE
A news release in respect of the material change was issued by Fronteer Development Group Inc. (“Fronteer”) on April 21, 2009. A copy of the news release is attached to this report as Schedule A.
ITEM 4: SUMMARY OF MATERIAL CHANGE
At a special meeting (the “Special Meeting”) of the holders of common shares (the “Shareholders”) of Aurora Energy Resources Inc. (“Aurora”) held on April 21, 2009, Shareholders approved the amalgamation (the “Amalgamation”) of Aurora and 59801 Newfoundland & Labrador Inc. (“Newco”), a wholly-owned subsidiary of Fronteer. Effective as of 10:00 a.m. (St John’s, Newfoundland and Labrador time) on April 21, 2009, Aurora and Newco amalgamated and continued as a single corporation named “Aurora Energy Resources Inc.” (“Amalco”). Subsequently, each outstanding Class A redeemable preferred share of Amalco issued pursuant to the Amalgamation was automatically redeemed (the “Redemption”) for 0.825 of a Fronteer common share (subject to adjustment for fractional shares).
ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE
At the Special Meeting held on April 21, 2009, Shareholders approved the Amalgamation of Aurora and Newco. Effective as of 10:00 a.m. (St John’s, Newfoundland and Labrador time) on April 21, 2009, Aurora and Newco amalgamated and continued as Amalco.

Pursuant to the Amalgamation, former holders of Aurora common shares (other than Fronteer) received one Class A redeemable preferred share of Amalco for each Aurora common share held.
Immediately following the Amalgamation, effective as of 10:10 a.m. (St. John’s, Newfoundland and Labrador time), each outstanding Amalco Class A redeemable preferred share issued to former Shareholders (other than Fronteer) in exchange for a common share of Aurora was automatically redeemed in accordance with its terms by Amalco for 0.825 of a Fronteer common share (subject to adjustment for fractional shares). The consideration per share payable in connection with the Redemption is the same consideration per Aurora common share that former Aurora shareholders received under Fronteer’s prior take-over bid for all of the common shares of Aurora.
The Toronto Stock Exchange delisted Aurora’s common shares as of the close of market on April 21, 2009.
For further details, please see the news release attached as Schedule A hereto.
ITEM 6: RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102
Not applicable.
ITEM 7: OMITTED INFORMATION
Not applicable.
ITEM 8: EXECUTIVE OFFICER
The following executive officer of Aurora is knowledgeable about the material change and this report:
Sean Tetzlaff
Chief Financial Officer and Corporate Secretary
604-632-4677

ITEM 9: DATE OF REPORT
DATED at Vancouver, British Columbia this 21st day of April, 2009.

by	(signed) Sean Tetzlaff

Sean Tetzlaff
Chief Financial Officer and
Corporate Secretary

Schedule A
News Release

NEWS RELEASE 09-11	APRIL 21, 2009
FRONTEER COMPLETES ACQUISITION OF AURORA
Vancouver, British Columbia – Fronteer Development Group Inc. (TSX/NYSE Amex: FRG) (“Fronteer”) announced today that it has acquired all of the remaining common shares of Aurora Energy Resources Inc. (“Aurora”) pursuant to a going private transaction involving the amalgamation (the “Amalgamation”) of Aurora and a direct wholly-owned subsidiary of Fronteer. The Amalgamation was approved and adopted at a special meeting of Aurora shareholders today.
Shareholders of Aurora (other than Fronteer) received one Class A redeemable preferred share of the amalgamated company for each Aurora common share held, and following the Amalgamation each outstanding Class A redeemable preferred share was automatically redeemed for 0.825 of a Fronteer common share (subject to adjustment for fractional shares), which is the same consideration per Aurora common share that shareholders received under Fronteer’s prior take-over bid for all of the common shares of Aurora.
Fronteer share certificates will be sent to all former Aurora shareholders who have delivered the certificate(s) representing the Aurora shares formerly held by them to Computershare Trust Company of Canada in Toronto, Ontario, together with a letter of transmittal. A copy of the letter of transmittal is available at www.sedar.com under Aurora’s profile. Any shareholder that has not delivered such share certificate(s) and a letter of transmittal must do so in order to receive the Fronteer share certificates the shareholder is entitled to. Shareholders whose share certificates are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in surrendering their share certificates.
The common shares of Aurora will be delisted from and will no longer be traded on the Toronto Stock Exchange as of the close of market today.
About Fronteer
Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive gold project pipeline in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and now owns 100% of Aurora Energy Resources Inc., a leading Canadian uranium company.
Forward Looking Information
This press release contains certain forward-looking information and forward-looking statements. Forward-looking statements and forward-looking information are subject to a variety of risks and uncertainties beyond Fronteer’s ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements and forward-looking information. Although Fronteer currently believes that the assumptions inherent in the forward-looking statements and forward-looking information are reasonable, undue reliance should not be placed on these forward-looking statements and forward-looking information.

For further information, please contact:
Fronteer Development Group Inc.
Mark O’Dea, Ph.D, P.Geo, President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com
www.fronteergroup.com